FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Free translation of a letter submitted to the Buenos Aires Stock Exchange, dated December 3, 2004.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, December 3, 2004

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:   Information under Article 23° of Chapter XXI of the Rules

I am writing you as Responsible for Market Relations of Telecom Argentina STET-France Telecom S.A. (“the Company”) to inform you that the controlled subsidiary Telecom Personal (“Telecom Personal”) has concluded its debt restructuring process pursuant to its Acuerdo Preventivo Extrajudicial (“APE”).

Additionally, we inform that Núcleo S.A., the Paraguayan mobile communications subsidiary where Telecom Personal owns 67.5% share ownership, has successfully completed the refinancing process of its debt.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 6, 2004	By:	/s/ Alberto Yamandú Messano
		Name:	Alberto Yamandú Messano
		Title:	Director